

Mail Stop 3561

January 12, 2010

By Facsimile and U.S. Mail

Mr. Patrick M. Byrne
Chief Executive Officer
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, UT   84121

> **Re: Overstock.com, Inc.**
> **Form 10-K/A Amendment No. 1 for the Fiscal Year Ended**
> **December 31, 2008 Filed March 5, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed July 31, 2009**
> **File No. 000-49799**

Dear Mr. Byrne:

        We have reviewed your supplemental response letter dated December 4, 2009, as well as your filings and have the following comment. As noted in our comment letters dated October 1, 2009, and November 3, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K/A Amendment No. 1 for the Fiscal Year Ended December 31, 2008

General

1.   We note your responses to comments three, four, five, eight, nine, and ten in our letter dated November 3, 2009. Please be advised that these comments are still under review by the Staff.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202, if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief